March 3, 2025

Velichka Valcheva
Chief Executive Officer
GH Research PLC
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland

       Re: GH Research PLC
           Registration Statement on Form F-3
           Filed February 27, 2025
           File No. 333-285310
Dear Velichka Valcheva:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yasin Keshvargar, Esq.